                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)


                        LAZARE KAPLAN INTERNATIONAL INC.
                                (Name of issuer)


                    Common Stock, $1.00 Par Value Per Share
                         (Title of class of securities)


                                  521078-10-5
                                 (CUSIP number)


                    Warshaw Burstein Cohen Schlesinger & Kuh
           555 Fifth Avenue, New York, New York 10017 (212) 984-7700
                     Attn: Frederick R. Cummings, Jr., Esq.
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                August 28, 1995
            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




                         (Continued on following pages)


                               Page 1 of 5 pages




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CUSIP No. 521078-10-5                                          Page 2 of 5 pages



- --------------------------------------------------------------------------------
1.   Name of Reporting Person :  Myer Feldman
     S.S. or I.R.S. Identification No. of Above Person

     ###-##-####

- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)                                                (a) [ ]
                                                                       (b) [ ]

- --------------------------------------------------------------------------------
3.   SEC Use Only


- --------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)                                 N/A


- --------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                            [ ]

- --------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                         United States

- --------------------------------------------------------------------------------
                       7.  Sole Voting Power                      334,954
  Number of Shares     ---------------------------------------------------------
    Beneficially       8.  Shared Voting Power                    0
  Owned by Each        ---------------------------------------------------------
    Reporting          9.  Sole Dispositive Power                 334,954
   Person With         ---------------------------------------------------------
                       10. Shared Dispositive Power               0

- --------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each
     Reporting Person                                              334,954

- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                             [ ]

- --------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)            5.5%

- --------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                   IN


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CUSIP No. 521078-10-5                                          Page 3 of 5 pages




Item 1. Security and Issuer:

        Common Stock, par value $1.00 per share ('Common Stock') Lazare Kaplan International Inc.
        529 Fifth Avenue
        New York, New York 10017


Item 2. Identity and Background

        (a) Myer Feldman

        (b) Business Address:

            Ginsburg, Feldman and Bress, Chartered
            1250 Connecticut Avenue, N.W.
            Washington, D.C. 20036

        (c) Present principal occupation:

            Attorney-at-Law
            Vice President
            Ginsburg, Feldman and Bress, Chartered
            1250 Connecticut Avenue, N.W.
            Washington, D.C. 20036


        (d) The reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.


        (e) During the last five years, the reporting person has not been a party to a judicial or administrative civil proceeding, or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws as a result of such proceedings.

        (f) U.S. Citizenship

Item 3. Source and Amount of Funds or Other Consideration:

        All of the shares of Common Stock were received as a gift from the reporting person's wife, Adrienne Arsht, formerly a 5% holder of the shares of Common Stock, on August 28, 1995.




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CUSIP No. 521078-10-5                                          Page 4 of 5 pages



Item 4. Purpose of Transaction

        The reporting person acquired the shares of Common Stock for investment purposes only.

        The reporting person has no plans to cause or effect a material change in the issuer's business or corporate structure by merger, sale of assets, or other form of reorganization or to take any action to prevent the acquisition of control by another person through a change in corporate instruments or membership of the Board of Directors or through any other means. Nor does the reporting person have an intention to alter the capitalization or dividend policies of Common Stock, or to effect any other transaction comparable in nature to the above. Any future acquisition of Common Stock is intended to be solely for investment purposes.

Item 5. Interest in Securities of the Issuer

        (a) The reporting person directly owns 334,954 shares of Common Stock, representing 5.5 percent of the Common Stock outstanding as of August 28, 1995.

        (b) The reporting person has sole power to vote and dispose of all 334,954 shares of Common Stock.

        (c) On August 28, 1995, the reporting person received 334,954 shares of Common Stock as a gift from his wife as noted in Item 3.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any shares of Common Stock held by the reporting person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The reporting person has no contract, relationship, arrangement or understanding with any other person with respect to the voting or disposition of Common Stock; or any such arrangement regarding options, puts, calls, or the division or guarantee of profits in connection therewith; or with respect to any other transaction or event covered by this item.

Item 7. Material to be Filed as Exhibits

        Not applicable.





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CUSIP No. 521078-10-5                                          Page 5 of 5 pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           August 31, 1995
                                           -----------------------------------
                                           (Date)


                                           Myer Feldman
                                           -----------------------------------
                                           (Signature)



                                           Myer Feldman, Director
                                           Lazare Kaplan International Inc.
                                           -----------------------------------
                                           (Name/Title)